NEWS RELEASE

Alderon Appoints Danny Williams as Special Advisor to the Chairman

January 5, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the appointment of Mr. Danny Williams, QC, former Premier of Newfoundland and Labrador, as Special Advisor to the Chairman of Alderon.  Mr. Williams served as Premier of Newfoundland and Labrador from October 2003 until November 2010, retiring from the position at a time when his government had an approval rating of over 80%.

Alderon is developing its 100% owned Kami Iron Ore Project located within the Labrador Trough, next to the mining towns of Wabush, Labrador City and Fermont. The Kami Project currently hosts an NI 43-101 indicated mineral resource of 490 million tonnes at 30.0% iron and an additional inferred mineral resource of 598 million tonnes at 30.3% iron contained within three zones: North Rose, Rose Central and Mills Lake. Up to an additional 18,000 m of infill drilling will be carried out during the 2012 Winter Drill Program with a view to upgrading a substantial portion of the currently defined inferred resource to the indicated resource category in preparation for the completion of a Feasibility Study in Q3 2012.

Based on the recently completed Rose Central Preliminary Economic Assessment (“PEA”), Alderon plans to commence commercial production in 2015 at a rate of 8 million tonnes per year (“Mtpa”) at a concentrate grade of 65.5% iron. Alderon has initiated the Federal and Provincial Environmental Assessment Process and the registration documents include a provision to increase planned production from 8 Mtpa to 16 Mtpa as part of a second phase capital expansion.

Alderon expects the development of the Kami Project to provide significant economic benefits to Newfoundland and Labrador including the creation of over 1,500 full time jobs over a period of 20 years including 268 jobs directly at the mine and concentrator, 1,254 jobs indirectly for local service and support groups and 768 temporary jobs during construction. These job creation forecasts are based on the 8 Mtpa production scenario only.

Danny Williams, Special Advisor to the Chairman of Alderon, states, “I am honoured to be joining Alderon as its Kami Project is the first greenfields iron ore project in the Labrador Trough expected to go to development in the last 35 years and will be an important contributor to the economy of Labrador West and Newfoundland and Labrador as a whole for many years to come.”

Mark Morabito, Executive Chairman of Alderon, states, “I am extremely pleased that Danny has agreed to join the Alderon team.  He will be an incredible resource for us in the months and years ahead as we advance our Kami project, strengthen our reputation within the Province and continue to work to distinguish ourselves as a leading corporate citizen in Newfoundland and Labrador.”

In addition to his distinguished public service career, Mr. Williams has also been deeply involved in private sector business development in the province. Early in his career, Mr. Williams led a consortium of business people seeking Newfoundland and Labrador’s first cable television licence. From 1975, he guided Cable Atlantic through acquisitions of systems in Gander, Grand Falls-Windsor, Corner Brook, Port aux Basques and other centers, to become one of the largest communications companies in Atlantic Canada. He has also been involved in Newfoundland and Labrador’s oil and gas industry as president of offshore oil and gas supply and services company OIS Fisher (later Spectrol), and in the hospitality and tourism industry through the operation of three golf courses and one hotel resort.

Mr. Williams studied political science and economics at Memorial University of Newfoundland. Awarded the Rhodes Scholarship in 1969, he received a degree in Arts in Law from Oxford University in England, and returned to Canada to earn a Bachelor of Law degree from Dalhousie University in Halifax. He practiced law in Newfoundland and Labrador beginning in 1972 and was appointed Queen’s Counsel in 1984.

Additional Information

Edward Lyons, P. Geo., the Chief Geologist for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The provision to increase planned production to 16 Mtpa does not currently form part of a preliminary economic assessment, pre-feasibility study or feasibility study. The increase is intended to form part of the Feasibility Study being prepared on the Kami project but it is contingent on the upgrade of a substantial portion of Alderon’s inferred resources to the indicated category through definition drilling planned for the winter of 2012.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical Report Preliminary Economic Assessment Report of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated September 8, 2011. Additional information regarding the current mineral resource estimate on the North Rose Deposit of the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical Report and Mineral Resource Estimate of the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-281-9434	T: 709-576-5607
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E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the 2012 Winter Drill Program, timing for completion of the Feasibility Study, the commencement of production at the Kami Project, the second phase capital expansion, the mineral resource estimate, the expected economic benefits and the development of the Kami Project, and the impact of this appointment are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; market conditions; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.